UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 08, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

8 March 2022

ORANGE and MASMOVIL enter into exclusive discussions to combine their operations in Spain

ORANGE and MASMOVIL (LORCA JVCO) announced today that they have entered into exclusive discussions to combine their businesses in Spain[1].

The combination would take the form of a 50-50 Joint Venture, co-controlled by ORANGE and MASMOVIL (LORCA JVCO) with a combined enterprise valuation of €19.6Bn. Valuations are attractive for both businesses, with ORANGE Spain’s enterprise value at €8.1 billion (7.5x 2022E EBITDAaL and 38.7x 2022E EBITDAaL - eCapex)[2] and MASMOVIL’s (which includes the acquisition of EUSKALTEL) enterprise value at €11.5 billion (9.9x 2022E EBITDAaL and 17.8x 2022E EBITDAaL - eCapex)2.

ORANGE and LORCA JVCO would benefit from equal governance rights in the combined entity. Accordingly, neither ORANGE nor LORCA JVCO will consolidate the combined operations.

The agreement between the parties includes (i) a right to trigger an IPO under certain conditions for both parties and (ii) a path-to-control right for ORANGE to consolidate the combined entity in the case of an IPO. ORANGE would neither be forced to exit nor to exercise these options.

The Joint Venture would bring together the assets, capabilities and teams of the two companies in Spain, building on highly complementary business models as well as an existing successful collaboration, to serve 4.0+3.1[3] million fixed customers (of which 3.0+2.6 convergent), 11.5+8.7 contract mobile customers and close to 1.5 million TV customers.

The Joint Venture would own network assets that provide it with a competitive edge in the market including:

•  A state-of-the-art, nationwide FTTH network reaching over 16m homes;

•  A leading-edge mobile network with full national coverage, serving large volumes of traffic in the Spanish market.

The combined entity would become a stronger market player with revenues of over €7.5 billion, EBITDAaL over €2.2 billion and would gain the necessary scale and efficiency to:

•  undertake an ambitious and sustainable expansion of its FTTH and 5G networks and

•  contribute to Spain maintaining and further developing a competitive telecom infrastructure.

With a comprehensive and complementary portfolio of brands, the Joint Venture would provide Spanish consumers and businesses with competitive and differentiated value propositions to serve the needs of all market segments, with high quality connectivity, an excellent customer experience and a comprehensive portfolio of innovative services in the challenging digital landscape.

This Joint Venture is expected to generate relevant synergies which should reach an annual run rate in excess of €450m from the third year post closing onwards.

The transaction is expected to be signed by the second quarter of 2022 and should close by Q2 2023, subject notably to approval from the relevant administrative, competition and regulatory authorities.

Stéphane Richard, Chairman & CEO of ORANGE, commented: "I look forward to creating this joint-venture with MASMOVIL, building on our existing successful collaboration, to become a stronger player capable of making the investments required to develop the Spanish market. I know I can count on Jean-François Fallacher and the entire ORANGE Spain teams for their full mobilization until the closing in order to make this deal a success."

Meinrad Spenger, CEO of MASMOVIL, commented: "To assure leading telecom infrastructure in 5G and FTTH as well as outstanding service in Spain, we need strong operators with sustainable business models. The combination of ORANGE and MASMOVIL would be beneficial for the consumers, the telecom sector and the Spanish society as a whole."

Lazard acted as financial advisor to ORANGE. Goldman Sachs Bank Europe SE acted as financial advisor to MASMOVIL and BNP Paribas acted as debt advisor to MASMOVIL.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.5 billion euros in 2021 and 140,000 employees worldwide at 31 December 2021, including 78,000 employees in France. The Group has a total customer base of 271 million customers worldwide at 31 December 2021, including 224 million mobile customers and 23 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About MASMOVIL Group

MASMOVIL Group is the operator that has led the growth in Spain for the last years which offers fixed, Internet broadband, Mobile, tv and new services as 100% clean energy, e-health, home security and personal finance services for residential, businesses and wholesale through its main brands: Yoigo, MASMOVIL, Pepephone, Lebara, Llamaya, Lycamobile and Virgin telco and the regional brands Euskaltel, R, Telecable and Guuk.

In Portugal, MASMOVIL owns the brand Nowo which offers fixed, and mobile services for residential customers.

The Group has ADSL/fiber fixed networks and 3G,4G and 5G mobile network infraestructure. It has more than 27M available fiber households and 18M with ADSL, and its 4G mobile network covers 98,5% of the Spanish population.

MASMOVIL has also launched its 5G services covering more than 700 cities in the Spanish territory. The Group has more than 14 million customers in Spain after the Euskaltel acquisition.

MASMOVIL has achieved zero net carbon emissions in 2020, positioning as the first telecommunications operator in Europe to achieve such a goal and the lowest absolute residual level emissions. In addition, it is the first telecommunications operator in Europe to become a B-Corp Company.

MASMOVIL is participated by Cinven, KKR and Providence Equity Partners since November, 2020 with the aim of accelerating the investment strategy of the Group.

Follow us:

MASMOVIL Group website: https://www.grupomasmovil.com/

Twitter: https://twitter.com/grupomasmovil

Press contacts:

Tom Wright, Orange: tom.wright@orange.com, +33 6 78 91 35 11

Sylvain Bruno, Orange: sylvain.bruno@orange.com , +33 6 86 17 88 89

Fernando Castro, Masmovil Group: fernando.castro@masmovil.com, +34 656 160 378

[1] TOTEM Spain and MASMOVIL Portugal are not part of the contemplated transaction

[2] ORANGE multiples proforma, post TOTEM carve-out. MASMOVIL multiples proforma MASMOVIL/EUSKALTEL synergies.

[3] ORANGE Spain customer data as per ORANGE 2021 Financial Results Communication. MASMOVIL customer data as per MASMOVIL’s FY21 Earnings Release.

ORANGE

Date: March 08, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations